December 12, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Lee Kasper
President and Chief Financial Officer
7900 Gloria Avenue
Van Nuys, California 91406

Re:	NuTech Digital, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 000-50021

Dear Mr. Kasper:

We have reviewed your November 14, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

MD&A

1. We note from your response to our prior comment #1 that you plan to amend the Form 10-KSB and Forms 10-QSB to include discussion on making significant judgments related to estimating future product sales. However, we believe that the discussion included in your MD&A section should be revised to include more detail of the specific methods you use in making judgments related to each of the following: ultimate revenues expected from your films and properties, realizability of prepaid advances, realizability of prepaid production costs, and realizability of completed masters. Additionally, in regards to the susceptibility of such judgments to change in the future, we believe that your proposed disclosure should be more detailed for each type of judgement made. Your disclosure should include your analysis of the judgments` specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.
You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Please revise your disclosure accordingly. See SEC Release No. 33-8350 dated December 2003 for guidance.

Note 1. Summary of Significant Accounting Policies

- Prepaid Royalties

2. We note from your response to our prior comment #6 that you have provided a spreadsheet entitled "Film Forecast Computation" for our review. However, we do not believe that the spreadsheet adequately responds to our prior comment on the realizability of the prepaid royalties balance of $3,273,033 as it appears to relate to completed masters costs. Please provide us with, and revise MD&A to disclose, the assumptions and information you used with respect to projecting net sales through 2009, and specifically the assumptions behind the significant increase in projected sales. Include in your response the unamortized balance of prepaid royalties by category (concert, general, hentai, etc.) and the historical rates and amount of royalty amortization by category. Additionally, please provide us with the expected amortization of royalty expense by year and category including the assumptions used to develop those expectations. Please tell us if there is an allowance recorded on the asset balance of prepaid royalties and if so, how you determined the amount of the allowance needed. In the alternative, please consider revising your financial statements to write down prepaid royalties to their fair value based on the guidance in paragraphs 43 to 48 of SOP 00-2.

- Prepaid Production Costs, page F-9
- Property and Equipment, page F-9

3. We note from your response to our prior comment #7 that you have
prepared the attached spreadsheet entitled "Film Forecast
Computation"
to support your response. Please explain to us how you have determined that your accumulated amortization and asset balances related to completed masters are appropriately stated at December 31,
2003 and December 31, 2004, based only on comparison of 2003 and
2004
ratios, rather than the cumulative differences from the date the films began to generate revenue. Also tell us which method you intend to use in the future and if it is not the individual-film-forecast method, please explain to us your basis for not following the guidance in SOP 00-2. For the period ended March 31, 2005, the difference in the expected amortization rate versus the amount recorded appears to be material to net loss. Please tell us why you have not restated the financial statements as of March 31, 2005 to account for this difference. Also, please explain to us the nature of the amounts included in the columns titled "transferred to advance royalty" on the
Completed Masters spreadsheet you have submitted to support your response. Additionally, please explain to us in detail how the amortization of prepaid royalties as calculated using the individual-film-forecast method would compare to the amount you have recorded, as we are still unclear about your conclusion.

4. With regards to your response on the amortization of prepaid production costs, we note your disclosure that the music concerts the
Company produced are not released and revenue from these titles has not been granted. This statement appears inconsistent with the disclosures in the notes to the financial statements in the Forms 10-
QSB for the periods ended March 31, 2005, June 30, 2005 and
September
30, 2005 which state that the release of the first live music concert
DVD occurred in November of 2004 and two additional live music concert
DVDs were released in the second and third quarter of 2005. Please resolve these inconsistencies and if applicable, tell us how much revenue was generated in 2004 from the release of the first music concert.

Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005

- Stock Based Compensation

5. We note from your disclosure on stock based compensation in your
2005 Forms 10-QSB, that although you disclose why the Black-Scholes option pricing model was developed, you do not disclose the model you use to estimate fair value of stock options. Also, you have not revised to delete the disclosure that existing models do not necessarily provide a reliable single measure of the fair value of such stock options. Please revise your notes in your Forms 10-QSB to be consistent with your amended Form 10-KSB for the period ended December 31, 2005.

Form 10-QSB for the quarter ended June 30, 2005

6. We note that you have restated your property and equipment balance as of June 30, 2005, specifically related to a change in the gross balance of your completed masters and the accumulated depreciation.
Please explain to us, and revise your Form 10-QSB to include a disclosure discussing the nature of the error causing the restatement.
In your response, please include any changes in accounting policies or methodologies that you will continue to use. See paragraph 37 of APB
20.






Form 10-QSB for the quarter ended September 30, 2005

Note 1. Summary of Significant Accounting Policies

- Completed Masters

7. We note your disclosure that you amortize masters using the individual film-forecast-computation method as required by SOP 00-2.
As we have communicated to you, we do not believe that your previous accounting method for amortizing masters was in accordance with GAAP, and therefore this change in your method of accounting should be considered a correction of an error under APB 20. Please explain to us the nature and timing of the adjustments that you made to prior periods to account for this error. Additionally, please amend your
Form 10-QSB to include the disclosures required by paragraph 37 of APB
20.

Note 22. Commitments and Contingencies

8. We note from your Form 8-K filed on November 17, 2005 and Part
II
Item 1 of your Form 10-QSB that on May 20, 2005 Ken Groove filed a complaint against the Company and seeks recovery of $292,000. Further on November 16, 2005, the plaintiff`s application for a Right to Attach Order and Writ of Attachment was granted. Please tell us and disclose in future filings whether you have recorded an accrual related to this potential liability. If you have not recorded an accrual please disclose the nature of the contingency and the reasons management does not believe an accrual is necessary. See paragraphs
9-12 of SFAS No. 5.

Other

9. Please include a note in each amended Form 10-KSB or Form 10-
QSB
discussing the reasons for the amended filing.

10. Please file your amended Forms 10-KSB and 10-QSB on EDGAR as filings separate from the correspondence.



* * * * * * * * * * * * * * * * * * * * * * *


As appropriate, please respond to these comments via EDGAR within
15
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Lee Kasper
NuTech Digital, Inc.
December 12, 2005
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